Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom
August 28, 2012

VIA EDGAR

Re:	Global Ship Lease, Inc. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 13, 2012 File No. 1-34153

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Cvrkel:

We hereby transmit via EDGAR for filing with the Securities and Exchange Commission the following responses to the Staff's comments to Global Ship Lease, Inc.'s (the "Company") Form 20-F for the fiscal year ended December 31, 2011, filed on April 13, 2012 (File No. 1-34153), as contained in the Staff's comment letter, dated August 14, 2012.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have reproduced the text of the Staff's comments in italics below.

Critical Accounting Policies and Estimates, page 42

Impairment of Long-lived Assets, page 42

1.
Please consider expanding the Critical Accounting Policies section of the MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, the purchase price, and carrying value as of each balance sheet date presented in your financial statements.  Also, please identify within this table those vessels whose estimated market values are less than their carrying value and please add disclosure below the table of the aggregate market value and aggregate book value of such vessels.  This additional disclosure will provide investors with an indication of the estimated magnitude of potential aggregate impairment charges relating to your vessels as of the balance sheet dates presented, if you decided to sell such vessels.  Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

We will comply with your request in future filings to expand the Critical Accounting Policies section of the MD&A.

A draft of the proposed narrative and table is included below:

“As of December 31, 201X, we concluded that events had occurred and circumstances had changed, which might have triggered the existence of potential impairment of our long-lived assets. These indicators included a deterioration in the spot charter market and a decline in containership values through 201X.   Accordingly, we performed an impairment test in accordance with US GAAP.  As of December 31, 201X, we concluded that the undiscounted sum of the future cash flows for each vessel less operating expenses exceeded the vessel’s carrying value and accordingly the recoverability test of the impairment analysis was not required as no individual impairment of vessels was identified.

As a result of the declines in containership values, the carrying value of our fleet is likely to be greater than its market value as of December 31, 201X.  Please see — Item 3 “Key Information—Risk Factors  - Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels”.  However, we would not impair any vessel’s carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by each vessel over the remainder of its operating life would exceed its carrying amount.

An internal exercise, which used a discounted cash flow model, suggested that as at December 31, 201X, X of our 17 vessels may have market values below their carrying value.  However, we currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

While we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability after the expiry of existing charters, and future assessments of vessel impairment.

Although we intend to continue to hold and operate our vessels, the following table presents information with respect to the carrying value of our vessels and indicates whether their estimated market values based on the internal discounted cash flow analysis are below their carrying values as of December 31, 201X. The carrying value of each of the vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. Our estimates also assume that our vessels will be employed under the existing charters until expiry and are re-chartered thereafter.  In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment for any of the vessels for which the market value based on discounted cash flows is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the undiscounted cash flows over the estimated remaining useful lives for those vessels that may show estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 201X, and accordingly have not recorded an impairment charge.

As we obtain information from various industry and other sources, our estimates of market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them, with or without charters attached.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Price (2) $millions	Carrying Value (3) $millions
Ville d’Orion	4,113	1997
Ville d’Orion	4,113	1997
Ville d’Aquarius	4,113	1996
CMA CGM Matisse	2,262	1999
CMA CGM Utrillo	2,262	1999
Delmas Keta	2,207	2003
Julie Delmas	2,207	2002
Kumasi	2,207	2002
Marie Delmas	2,207	2002
CMA CGM La Tour	2,272	2001
CMA CGM Manet	2,272	2001
CMA CGM Alcazar	5,089	2007
CMA CGM Château d’If	5,089	2007
CMA CGM Thalassa	11,040	2008
CMA CGM Jamaica	4,298	2006
CMA CGM Sambhar	4,045	2006
CMA CGM America	4,045	2006
CMA CGM Berlioz	6,621	2001

(1)	Twenty-foot Equivalent Units
(2)	Purchase price includes an element allocated to a drydock component
(3)	Including unamortized drydocking costs

* Indicates vessels for which we believe, as of December 31, 201X, the market value based on discounted future cash flows was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate market value based on discounted cash flows by approximately $XX.X million at December 31, 201X.

Purchase price consists of the contract price and any material expenses incurred upon acquisition, initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods, where relevant.  An element of the purchase price is allocated to a drydock component.

Up to the date of the Merger, vessels were recorded in the financial statements at their purchase price, less an amount allocated to a dry dock component and less accumulated depreciation. Vessels owned at the date of the Merger were subsequently recorded at their fair value at the date of the Merger, less a proportion of the negative goodwill arising at the time of the Merger allocated to these vessels and less accumulated depreciation.  Vessels purchased subsequent to the Merger are stated at purchase price, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods and drydock component, where relevant). Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Costs directly associated with the required regulatory inspection of each vessel, its hull and its machinery and for the defouling and repainting of the hull (“drydocking”) are capitalized as they are incurred and are depreciated on a straight line basis over the period between drydocks, which is typically five years. Upon initial purchase, an element of the cost of a vessel is allocated to a drydock component which is amortized on a straight line basis to the anticipated next dry docking date. We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost (or fair value, where relevant) of the vessel less its estimated residual value. The drydock component is amortized on a straight line basis to the anticipated next dry docking date.

We review for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our fleet for impairment on a vessel by vessel basis. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we evaluate the vessel for impairment loss. The impairment loss is determined as the difference between the carrying amount of the vessel and the fair value of the vessel. Fair value is the net present value of future cash flows discounted by an appropriate discount rate.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

2.
We refer to the line item “settlements of hedges which do not qualify for hedge accounting” in cash flows from investing activities in your consolidated statements of cash flows. Given that your derivative instruments are interest rate swaps which are intended to hedge the variability of interest rate expense, we are unclear as to why cash flows related to interest rate derivatives, including payments and periodic cash settlements are being reflected as cash flows from investing activities in your consolidated statements of cash flows. Please tell us why you believe the cash flows from interest rate derivatives are appropriately classified as investing activities. Your response should explain in detail why you believe such presentation is in accordance with the guidance outlined in ASC 230.

The referenced line corresponds to the cash outflow for the settlement of the Company’s interest rate derivative instruments.  ASC 230-1-45-27 says that “… cash flows from a derivative instrument that is accounted for as a … cash flow hedge may be classified in the same category as the cash flows from the items being hedged …”.  The implication is that derivatives not accounted for as cash flow hedges may not be classified in the same category as the cash flows from the item being hedged.  None of the Company’s interest rate swaps qualify for hedge accounting under FAS 133.  Accordingly, the Company does not believe the cash flows should be included in operating cash flow, along with interest payments.  Furthermore, none of the Company’s interest rate swaps contain an other-than-insignificant financing element at inception and therefore, in accord with ASC 230-10-45-27, associated cash flows are not required to be included in cash flows from financing activities. The Company respectfully submits the cash flows associated with these interest rate derivatives are appropriately included as resulting from investing activities.

Notes to the Consolidated Financial Statements, page F-7

11. Long Term debt, page F-17

3.
We note from the disclosure on pages 5 and F-17 that as a result of the downturn after April 2011 in charter free market values for containerships, the company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. We also note from the disclosure on page F-18 that the leverage ratio may not be at or below 75% at November 30, 2012. Furthermore, the disclosure on page 5 indicates that if charter free market values of the containerships continue to be depressed, the company may be required to obtain another waiver from the leverage ratio test at November 30, 2012. Given these factors, please tell us and revise your disclosures in future filings to explain in detail your basis or rationale for classifying the balance under this obligation as long-term debt at December 31, 2011. As part of your response and your revised disclosure, please explain why you believed that you would be able to comply with the leverage ratio covenant at the next measurement date on November 30, 2012. Refer to the guidance outlined in ASC 470-10-45-1.

The Company’s credit facility requires that the leverage ratio, which is the ratio of outstanding borrowings under the credit facility to the aggregate charter-free market value of the secured vessels, cannot exceed 75%.  Due to the downturn in the containership market during 2011 and consequent impact on charter-free vessel values, and having reviewed sales transactions for similar sized and aged vessels in the market, the Company anticipated that the leverage ratio would exceed 75% at the scheduled test date of November 30, 2011.  Accordingly, the Company agreed with its lenders to waive the leverage ratio test requirement until the test due on November 30, 2012.

The Company was fully compliant with all of the terms of the credit facility as at December 31, 2011 and as at April 13, 2012, the date of the 2011 financial statements.  Accordingly, at those dates there could be no acceleration by the lenders of the amounts outstanding under the credit facility.

The next scheduled test of the leverage ratio is as at November 30, 2012, within 12 months of the balance sheet date.  All of the Company’s vessels are employed under fixed rate time charters with 15 out of 17 charters having a term of at least until late 2016.  The remaining two vessels had charters that expired at the earliest in late September 2012.  New charters were agreed in July 2012 for these two vessels, commencing late September 2012 and expiring late May 2013. The cash flow to be generated by the Company’s operations for 2012 is therefore highly predictable. Under the waiver from the leverage ratio tests agreed, all cash flow is to be used to prepay borrowings under the credit facility, using a cash sweep mechanism.  The amount of cash in excess of $20 million as at November 30, 2011 (and quarterly thereafter) would be the amount of the prepayment due December 31, 2011 (and quarterly thereafter). Taking into account projected repayments of borrowings under the cash sweep, the Company estimated, at the time of the completion of the financial statements for 2011, that the outstanding loan as at November 30, 2012 would be approximately $448 million. In order to pass the leverage ratio test based on this amount of outstanding borrowings, the aggregate value of the vessels would need to be at approximately the same level as the indicative valuations of November 30, 2011.  Notwithstanding a likely decline in vessel values between November 2011 and April 13, 2012, when the 2011 financial statements were completed, there were no indications that it was probable that vessel values would not be at a sufficient level in November 2012 for the Company to be able to pass the leverage ratio test as at November 30, 2012.

In light of the above, the Company did not consider that it was probable that there would be a breach of the leverage ratio covenant as at November 30, 2012. Therefore, the second condition set out in ASC 470-10-45-1 did not exist and the Company respectfully submits that the relevant portion of outstanding borrowings is correctly presented as noncurrent as at December 31, 2011. The Company will revise its disclosures in future filings to explain in more detail the rationale classifying the relevant portion of the obligation as long-term debt.

Not-with-standing the above, the container shipping industry is highly cyclical, giving rise to volatility in, among other things, vessel values.  The container shipping industry experienced a cyclical downturn from mid 2008 through 2009, favorable conditions in 2010 and a further downturn in 2011.  It the light of the volatility in vessel values associated with this cyclicality, which is outside the Company’s control, the Company considered it appropriate to include cautionary language in Risk Factors and in the financial statements advising of the volatility in vessel values and the possibility that a further waiver might be required.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at +44 207 869 5103 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

SK 27343 0002 1316225